UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission file number: 000-50300
Wheeling-Pittsburgh Corporation

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 10-KSB ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and form 10-QSB

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Wheeling-Pittsburgh Corporation

Full Name of Registrant

Former Name if Applicable
1134 Market Street

Address of Principal Executive Office (Street and Number)
Wheeling, WV 26003

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
Although management of Wheeling-Pittsburgh Corporation (the “Company”) had been working diligently to prepare its Annual Report on Form 10-K for the year ended December 31, 2006, the work necessary to complete the Annual Report could not be finished in sufficient time to permit the filing on the scheduled due date of March 16, 2007 without unreasonable effort or expense due to the following: (1) on March 16, 2007, the Company and its lenders entered into amendments under the Company’s primary credit facilities; (2) on March 16, 2007, the Company completed a private placement of senior subordinated unsecured promissory notes, the funding of which was necessary in order to effect the amendments to the Company’s primary credit facilities; and (3) on March 16, 2007, the Company entered into an agreement and plan of merger and combination with Esmark Incorporated. Accordingly, the filing of the Company’s Annual Report on Form 10-K has been delayed in order to include appropriate disclosures regarding these matters. The Company intends to file its Annual Report on Form 10-K no later than March 23, 2007.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paul J. Mooney, Executive Vice President and Chief Financial Officer Wheeling-Pittsburgh Corporation 1134 Market Street Wheeling, WV 26003	(304)	234-2400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 16, 2007, the Company issued a press release announcing financial results for the quarter and year ended December 31, 2006. For 2006, the Company reported a net income of $6.5 million, or $0.44 per basic and diluted share. This compares to a net loss of $33.8 million for 2005, or $(2.37) per basic share and diluted share. A copy of the press release was attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 16, 2007.

Wheeling-Pittsburgh Corporation
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2007	By	/s/ David A. Luptak

Executive Vice President, General Counsel and Secretary